Exhibit 99.1

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2018 and 2017

(Restated)

(Expressed in Canadian Dollars)

INDEX

Page
Condensed Interim Consolidated Statements of Financial Position	2
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity	4
Unaudited Condensed Interim Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	6- 19

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31, 2018	June 30, 2017
ASSETS	(Restated – note 16)	(Audited)
Current assets
Cash	$656,724	$-
Receivables	8,993	-
Prepaid expense	118,093	6,756
Total current assets	783,810	6,756
Long term assets
Equipment (note 6)	127,318	-
Total assets	$911,128	$6,756
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$105,714	$88,415
Due to related parties (note 7)	219,070	170,170
Related party notes payable (note 8)	-	374,647
Total liabilities	324,784	633,232

SHAREHOLDERS’ EQUITY
Share capital (note 10)	9,777,216	7,880,660
Contributed surplus	2,401,769	361,196
Accumulated deficit	(11,592,706)	(8,868,332)
Accumulated other comprehensive income	65	-
Total shareholders’ equity (deficiency)	586,344	(626,476)
Total liabilities and shareholders’ equity	$911,128	$6,756

Going concern (note 1)
Related party transactions (note 11)
Subsequent events (note 17)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
	(Restated – note 16)		(Restated – note 16)
Revenue	$8,819	$-	$8,819	$-
Cost of sales	3,560	-	5,433	-
	5,259	-	3,386	-
Expenses
Consulting fees	203,423	-	433,574	-
Share based compensation	1,890,709	-	2,040,573	-
Legal and professional fees	34,113	2,000	53,523	5,750
Shareholders information	20,833	4,876	36,189	14,196
Office and general	67,524	-	96,205	240
Financing costs	-	14,086	14,877	41,069
Exclusivity fee	27,059	-	27,059	-
Reversal of settlement of debt	(382,704)	-	-	-
Foreign exchange	32,384	-	25,760	-
Total expenses	1,893,341	20,962	2,727,760	61,255
Net (loss) before income taxes	(1,888,082)	(20,962)	(2,724,374)	(61,255)
Income taxes	-	-	-	-
Net loss for the period	$(1,888,082)	$(20,962)	$(2,724,374)	$(61,255)
Net loss per share – basic and diluted	$(0.051)	$(0.001)	$(0.090)	$(0.003)
Weighted average number of shares outstanding	36,923,258	23,521,744	30,313,386	23,521,744

Comprehensive loss:
Net loss	$(1,888,082)	$(20,962)	$(2,724,374)	$(61,255)

Foreign exchange translation adjustment	65	-	65	-

Comprehensive loss	$(1,888,017)	$(20,962)	$(2,724,309)	$(61,255)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders’ Equity
		(Restated – note 16)	(Restated – note 16)	(Restated – note 16)
Balance, June 30, 2016	23,521,744	$7,880,660	$361,196	$(8,779,927)	$-	$(538,071)
Net loss for the period	-	-	-	(61,255)	-	(61,255)
Balance, March 31, 2017	23,521,744	$7,880,660	$361,196	$(8,841,182)	$-	$(599,326)

Balance, June 30, 2017	23,521,744	$7,880,660	$361,196	$(8,868,332)	$-	$(626,476)
Common shares issuedfor settlement of a shareholder loan	7,681,110	384,055	-	-	-	384,055
Common shares issued for private placement	6,422,574	1,512,501	-	-	-	1,512,501
Issuance of options	-	-	809,772	-	-	809,722
Issuance of warrants	-	-	1,230,801	-	-	1,230,801
Foreign currencytranslation gain	-	-	-	-	65	65
Net loss for the period	-	-	-	(2,724,374)	-	(2,724,374)
Balance, March 31, 2018	37,625,428	$9,777,216	$2,401,769	$(11,592,706)	$65	$586,344

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
OPERATING ACTIVITIES	(Restated – note 16)		(Restated – note 16)
Net loss for the period	$(1,888,082)	$(20,962)	$(2,724,374)	$(61,255)
Adjustment for non-cash items:
Accrued related party interest	-	14,086	14,877	41,069
Shares issued on consulting agreement	-	-	20,000	-
Reversal of settlement of debt	(382,704)	-	-	-
Share based compensation	1,890,709	-	2,040,573	-
Depreciation	3,560	-	5,433	-
Changes in working capital items:
Receivables	(8,993)	-	(8,993)	-
HST receivable	-	(122)	-	(1,478)
Prepaid expense	(82,871)	3,938	(111,337)	1,510
Accounts payable and accrued liabilities	61,526	3,060	69,440	18,795
Due to related parties	61,793	-	200,265	-
Cash used in operating activities	(345,062)	-	(494,116)	(1,359)

INVESTING ACTIVITIES
Purchase of equipment	(95,292)	-	(132,749)	-
Cash used in investing activities	(95,292)	-	(132,749)	-

FINANCING ACTIVITIES
Advances from related parties	-	-	1,540	1,359
Repayments to related parties	-	-	(166,835)	-
Repayments of related party notes payable	-	-	(43,681)	-
Proceeds from issuance of common shares	959,250	-	1,492,500	-
Proceeds from financing activities	959,250	-	1,283,524	1,359
Effect of exchange rate changes on cash	65	-	65	-
Increase (decrease) in cash during the period	518,961	-	656,724	-
Cash, beginning of period	137,763	-	-	-
Cash, end of period	$656,724	$-	$656,724	$-

Supplemental Information:
Cash paid for income taxes	$-	$-	$-	$-
Cash paid for interest	$-	$-	$107,146	$-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

These restated unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is significant doubt about the Company's ability to continue as a going concern as the Company incurred a loss of $2,724,374 (March 31, 2017 – $61,255) during the nine month period ended March 31, 2018 and has working capital of $459,026 (June 30, 2017 – a working capital deficit of $626,476) and a total accumulated deficit of $11,592,706 (June 30, 2017 – $8,868,332) as at March 31, 2018. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances, equity and debt issuances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these restated unaudited condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

Currently, the Company is focused on preserving its cash by minimizing operating expenses while management evaluates investment opportunities in the cannabis industry.

2.   BASIS OF PREPARATION

(a)
Statement of Compliance

These restated unaudited condensed interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and their interpretations as issued by the International Accounting Standards Board (“IASB”). These restated unaudited condensed interim consolidated financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2017.

The restated unaudited condensed interim consolidated financial statements for the period ended March 31, 2018 were approved by the Board of Directors of the Company on July 26, 2018.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

(b)
Basis of Presentation

These restated unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these restated unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain amounts in the comparative periods have been reclassified for presentations purposes. These reclassifications have no effect on the Company’s previously reported results of operations and financial position.

(c)
Functional and Presentation Currency

These restated unaudited condensed interim consolidated financial statements have been presented in Canadian Dollars, which is the Company’s functional and presentation currency of the Company and its Canadian subsidiary. The Company’s U.S. subsidiaries maintain their books and records in United States Dollars which is also its functional currency. In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian Dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in stockholders' equity.

(d)
Use of Estimates and Judgements

The preparation of these restated unaudited condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These restated unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences.

The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments and income tax assets.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

(e)
Basis of Consolidation

These restated unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada Inc., CordovaCann Holdings, Inc. and its wholly-owned subsidiaries Cordova CO Holdings, LLC and Cordova OR Holdings, LLC. All intercompany balances and transactions have been eliminated on consolidation.

3.
SIGNIFICANT ACCOUNTING POLICIES

These restated unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2017, as described in Note 3 of those financial statements.

Standards Adopted During the Period

Leases

The Company records income as a result of an operating leases. The Company presents its assets subject to the operating leases in its statement of financial position. The Company recognizes income from its operating leases on a straight-line basis over the lease terms, unless another systematic basis better represents the time pattern in which the economic benefits in the leased asset diminish.

New Standards Not Yet Adopted

In July 2014, the IASB issued the complete IFRS 9 (IFRS 9 (2014)). In November 2009, the IASB issued the first version of IFRS 9 - Financial Instruments (IFRS 9 (2009)) and subsequently issued various amendments in October 2010, (IFRS 9 Financial Instruments (2010)) and November 2013 (IFRS 9 Financial Instruments (2013)). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

In May 2014, the IASB issued a new standard, IFRS 15 - Revenue from Contracts with Customers, which replaces the current revenue recognition standards and interpretations. IFRS 15 provides a single comprehensive model to use when accounting for revenue arising from contracts with customers. The new model applies to all contracts with customers except those that are within the scope of other IFRS standards such as leases, insurance contracts and financial instruments. IFRS 15 is to be applied retrospectively. At its meeting on July 22, 2015, the IASB confirmed its proposal to defer the effective date of IFRS 15 to fiscal years beginning on or after January 1, 2018. Early application is still permitted. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 Leases. Early application is permitted if IFRS 15 – Revenue from Contracts with Customers has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the consolidated financial statements.

4.
CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive income. As at March 31, 2018, the Company’s shareholder’s equity was $586,344 (June 30, 2017 – shareholder’s deficiency of $626,476). The Company’s objectives when managing capital are as follows:

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

5.
FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1:
quoted prices in active markets for identical assets or liabilities;

Level 2:
inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3:
inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash, receivables, accounts payable and other accrued liabilities, due to related parties and related party notes payable, approximate their carrying value due to the relatively short term maturities of these instruments.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the restated unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2018:

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The most significant currency exposure arises from changes in the Canadian Dollar to United States Dollar exchange rate. The effect of a 10% change in the United States Dollar against the Canadian Dollar at the reporting date, had all other variables remained constant, would have resulted in a loss of $90,902 for the period. As at March 31, 2018, the Company did not hedge any currency exposures.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

Sensitivity Analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt.

6.
EQUIPMENT

Equipment consists of the following:

	March 31, 2018			June 30, 2017
	Cost	Accumulated Depreciation	Net	Net
Equipment	$132,858	$5,540	$127,318	$-

During the three and nine months ended March 31, 2018, the Company expensed $3,560 and $5,433 in depreciation (March 31, 2017 - $nil) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease with an unrelated party (the “Lessee”) under which the Lessee agreed to lease the above equipment for an initial period of twelve months. Lessee shall make monthly payments of USD $3,488, due on or before the first day of each respective month. During the three and nine month periods ended March 31, 2018, the Company recorded rental income in the amount of $8,819 as a result of this lease. The full amount was receivable at March 31, 2018. The lease will automatically extend for additional twelve month periods unless either party provides notice to the other party of its intent to terminate the lease. At March 31, 2018, it is estimated that future minimum lease payments of USD $34,880 are receivable within the next year.

7.
DUE TO RELATED PARTIES

Amounts due to related parties consist of the following:

	March 31, 2018	June 30, 2017
	(restated – note 16)
Amounts owing to officers and a director of the Company	$166,929	$12,796
Amounts owing to a director of the Company	52,141	-
Amounts owing to entities related by virtue of common officers of the Company	-	38,486
Interest accrued on related party notes payable	-	118,888
	$219,070	$170,170

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

On September 22, 2017, amounts due to related parties in in the amount of $53,089, including $26,471 of amounts owing to related entities and interest accrued on related party notes payable of $26,618 were settled in a transaction with a shareholder (see note 8).

Amounts due to related parties are unsecured, non-interest bearing with no specific terms of repayment.

8.
RELATED PARTY NOTES PAYABLE

On March 10, 2015, short-term loans payable in the amount of $249,825 and other related party advances in the amount of $124,822, were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable are unsecured, accrue interest at 12% per annum and are due on demand.

During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on the Notes Payable. The interest payable has been included in amounts due to related parties (see note 7).

On September 22, 2017, Notes Payable in the amount of $330,966 and accrued interest of $26,618 owing to the Company were settled in a transaction with a shareholder (see note 9).

During the nine month period ended March 31, 2018, the Company fully repaid the balance owing on the Notes Payable with cash.

	March 31, 2018	June 30, 2017
Balance, beginning of period	$374,647	$374,647
Settlement with shareholder	(330,966)	-
Repayment with cash	(43,681)	-
Balance, end of period	$-	$374,647

9.
SHAREHOLDER LOAN

On September 22, 2017, $330,966 of the Notes Payable (see note 8) and $53,089 of amounts due to related parties (see note 7) were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan is unsecured, interest free and due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 common shares of the Company (see note 10).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

10.
CAPITAL STOCK

a)
Authorized: Unlimited number of common shares

b)
Issued:

	March 31, 2018		June 30, 2017
	Common Shares	Amount	Common Shares	Amount
Beginning of period	23,521,744	$7,880,660	23,521,744	$7,880,660
Issued (restated – note 16)	14,103,684	1,896,556	-	-
End of period	37,625,428	$9,777,216	23,521,744	$7,880,660

During the nine month period ended March 31, 2018, the Company had the following common share transactions:

●
On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to shareholders’ equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders’ equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017;

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement; and

●
On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251, all of which was received in cash.

During the nine month period ended March 31, 2017, the Company had no common share transactions.

11.
RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these restated unaudited condensed interim consolidated financial statements are:

a)
During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on loans due to related parties (see note 8);

b)
During the three and nine month periods ended March 31, 2018, the Company received $nil and $1,540 (2017 – $nil and $1,359), respectively, in advances from related parties, for working capital purposes;

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

c)
During the three and nine month periods ended March 31, 2018, the Company repaid $nil and $166,835 (2017 – $nil), respectively, of related party advances;

d)
During the three and nine month periods ended March 31, 2018, the Company purchased equipment valued at $nil and $37,457 (2017 – $nil), respectively, from a corporation related by virtue of a common officer and a director;

e)
During the three and nine month periods ended March 31, 2018, the Company expensed $171,646 and $325,032 (2017 - $nil), respectively, in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $108,960; and

f)
During the three and nine month periods ended March 31, 2018, the Company expensed $19,666 and $28,162 (2017 - $nil), respectively, in travel and entertainment expenses incurred by officers and directors of the Company.

12.
WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Beginning of year	-	$-	-	-	$-	-
Issued	6,650,000	0.54	1.89	-	-	-
Expired	-	-	-	-	-	-
End of year	6,650,000	$0.54	1.64	-	$-	-

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested subsequent to March 31, 2018.

The fair value of these issued warrants of $144,775 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

For the three month period ended March 31, 2018, the Company recorded a net gain of $20,346 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $79,625 of the fair value of the warrants as stock based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately, 250,000 vested during the three months ended December 31, 2017 and the remaining 250,000 vested subsequent to March 31, 2018.

The fair value of these issued warrants of $23,162 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

For the three month period ended March 31, 2018, the Company recorded a net gain of $26,731 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $23,162 of the fair value of the warrants as stock based compensation (March 31, 2017 – $nil).

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $10,593 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

For the three and nine month periods ended March 31, 2018, the Company expensed $nil and $2,648, respectively, of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $828,651 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

During the three and nine month periods ended March 31, 2018, the Company fully expensed $828,651 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

The fair value of these issued warrants of $414,325 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

During the three and nine month periods ended March 31, 2018, the Company expensed $207,162 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

The fair value of these issued warrants of $238,808 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares (restated – note 16)	90%
Dividend yield	Nil

During the three and nine months ended March 31, 2018, the Company expensed $89,553 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

13.
OPTIONS

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

Outstanding options as at March 31, 2018 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	1,200,000	$0.78	2.87
Directors	100,000	$0.40	2.79
Consultants	450,000	$0.65	2.84
	1,750,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value Expense
					(restated – note 16)
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$256,447
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$553,325

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

(i)
The options fully vested on issuance and the fair value of $256,447 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares (restated – note 16)	105%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $553,325 was determined using the Black Scholes option-pricing model with the following weighted average assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares (restated – note 16)	105%
Dividend yield	Nil

During the three and nine months ended March 31, 2018, the Company fully expensed $809,772 of the fair value of the options as a result of the issuances which have been recorded as stock based compensation (March 31, 2017 – $nil).

14.
COMMITMENTS

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the three and nine months ended March 31, 2018, the Company paid USD $21,400 to the third party and expensed $27,059 (2017 – $nil) as an exclusivity fee.

15.
SEGMENTED INFORMATION

The Company currently operates in only one business segment, namely, the rental of cannabis-related equipment. Total long lived assets are all currently located in the United States and total revenue of the Company is generated in the United States in United States Dollars.

16.
RESTATEMENT OF FINANCIAL STATEMENTS

These restated unaudited condensed interim consolidated financial statements of the company as at March 31, 2018 and for the periods then ended have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a)
Amounts owing to a director of the Company as at March 31, 2018 were reclassified from accounts payable and accrued liabilities to due to related parties. The amount of the reclassification was $52,141;

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Expressed in Canadian Dollars)
March 31, 2018 and 2017

b)
The difference between the fair value of the common shares issued for settlement of the Shareholder Loan and the carrying value of the Shareholder Loan was originally recorded as a loss on settlement of $382,704 in the unaudited condensed interim consolidated statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the change, share capital has decreased by $382,704 and the loss on settlement of debt and net loss for the periods thereto have been decreased by $382,704; and

c)
The warrants and options issued by the Company during the nine months ended March 31, 2018 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, stock based compensation and contributed surplus was reduced by $1,077,596.

17.
SUBSEQUENT EVENTS

On April 4, 2018, the Company’s wholly owned subsidiary, Cordova OR Holdings, LLC (“Cordova OR”), acquired a membership interest in cannabis-related assets which include six (6) acres of real estate in Clackamas County, Oregon, a 3,400 square foot cultivation facility, related equipment used in cannabis production, and intellectual property (the “Oregon Assets”). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC (“Cordova OR Operations”) for USD $400,000 and has agreed to contribute an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Oregon Assets.

On June 12, 2018 and in connection with a private placement, the Company issued 2,390,800 common shares at a price of USD $1.50 per share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

On June 15, 2018 and in connection with a private placement, the Company issued 20,000 common shares at a price of USD $1.50 per share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.